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                                                                      Exhibit 12

                           INTERNATIONAL PAPER COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                          (Dollar amounts in millions)
                                   (Unaudited)

                                                                                                 Three Months Ended
                                                    For the Years Ended December 31,                  March 31,
                                         -----------------------------------------------------   ------------------
                                           1999       2000        2001       2002       2003        2003     2004
                                         --------   --------   ---------   --------   --------     ------   ------
                 TITLE
A) Earnings (loss) from continuing
      operations before income taxes
      and minority interest              $  422.0   $  701.0   $(1,284.0)  $  342.0   $  306.0     $125.0   $125.0

B) Minority interest expense,
      net of taxes                         (155.0)    (228.0)     (140.0)    (119.0)    (111.0)     (37.0)   (14.0)

C) Fixed charges excluding
      capitalized interest                  820.1    1,151.4     1,255.8    1,094.7    1,028.0      258.8    242.2

D) Amortization of previously
      capitalized interest                   17.0       23.5        31.8       43.3       41.4       10.8     10.4

E) Equity in undistributed
      earnings of affiliates                (37.1)      10.0        18.1       26.9        5.0       (1.3)     2.6
                                         --------   --------   ---------   --------   --------     ------   ------
F) Earnings (loss) from continuing
      operations before income taxes,
      and fixed charges                  $1,067.0   $1,657.9   $  (118.3)  $1,387.9   $1,269.4     $356.3   $366.2
                                         ========   ========   =========   ========   ========     ======   ======
   Fixed Charges

G) Interest and amortization of debt
      expense                            $  611.6   $  938.3   $ 1,050.4   $  891.3   $  875.1     $210.0   $217.7

H) Interest factor attributable to
      rentals                                75.4       72.5        76.4       88.4       85.8       20.8     21.2

I) Preferred dividends of subsidiaries      133.1      140.6       129.0      115.0       67.1       28.0      3.3

J) Capitalized interest                      29.3       25.2        13.2       12.3        8.6        1.6      3.4
                                         --------   --------   ---------   --------   --------     ------   ------
K) Total fixed charges                   $  849.4   $1,176.6   $ 1,269.0   $1,107.0   $1,036.6      260.4   $245.6
                                         ========   ========   =========   ========   ========     ======   ======
L) Ratio of earnings to fixed charges        1.26       1.41                   1.25       1.22       1.37     1.49
                                         ========   ========               ========   ========     ======   ======

M) Deficiency in earnings necessary
      to cover fixed charges                                   $(1,387.3)
                                                               =========

Note: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.